
May 6, 2011

Via E-mail
Mingzhuo Tan
Chief Executive Officer
#99 Jianshe Road 3
Pengjiang District
Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re: China Growth Corporation**
> **Amendment No. 2 to Form 8-K**
> **Filed April 18, 2011**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **File No. 000-52339**

Dear Mr. Tan:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 8-K filed April 18, 2011

General

1.   We note your Exhibit 10.31 filed in response to comment three in our letter dated March 24, 2011. In addition to your limestone mining contract, please disclose your bauxite mining contract as an exhibit to your filing. Please tell us why there is no delivery fee associated with your limestone contract.

2.   We note your response to comment six in our letter dated March 24, 2011. Your quantity of finished goods does not appear to coincide with the annual production and distribution numbers provided on page 13 of your filing. Please advise.

3.   For additional clarity, as supplemental information please provide a description of your raw material through finished goods processing operations.

4.   Please disclose your average production cost and average sales price for each of your products.

5.   We note your response to comment nine in our letter dated March 24, 2011. As supplemental information and not as part of your filing, please submit your Guizhou Nonferrous Geology Engineering Survey Company reports for each of your four mines. Please provide the requested information translated into English, preferably on a CD and formatted as Adobe PDF files.

     In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

     If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Research and Development Activities, page 10

6.   We note your response to comment 14 in our letter dated March 24, 2011, and your statement that the expenditures do not meet the requirements to be classified as research and development costs under ASC 730. Please revise your disclosure to indicate an estimate of the amount spent during each of the last two fiscal years on research and development activities as required by Item 101 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Production Capability, page 47

7.   We note your revised disclosure, particularly the redactions and the sentence: "*Note: Portions of the information above have been omitted pursuant to a request for confidential treatment." We have yet to receive your request for confidential treatment. In addition, we know of no basis for requesting confidential treatment for disclosure in a public filing. Please revise accordingly.

8.   We note your response to comment 18 in our letter dated March 24, 2011, and your deleted disclosure. Please revise to clarify that the company does not have a concrete plan with respect to the steps to be taken to expand its production and that it does not have a reasonable estimate of the capital expenditures associated with the expansion.

Wealth Environmental Protection Group, Inc., Consolidated Financial Statements for the years ended December 31, 2009 and 2008, Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 3

9.   Please obtain and file an audit report that contains either a manual signature or a conformed signature, and indicates the city and state where issued. Refer to Rule 2-02(a)(2) and (a)(3) of Regulation S-X.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 15

10.   We note in your response to comments 19-24 of our letter dated January 18, 2011 that your CFO, Mr. Chan, is primarily responsible for preparing and supervising the preparation of your financial statements, and in response to comment 17 of our letter dated March 24, 2011 that Mr. Chan is not a certified public accountant or certified management accountant and has limited education and training with U.S. GAAP. Based on your responses, there are several factors that indicate you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand to include a risk factor to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP, including that your books and records are maintained and prepared in PRC GAAP and that the employee who has the primary responsibility of preparing and supervising the preparation of the financial statements under U.S. GAAP does not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.

Item 5. Market for Registrant's Common Equity…, page 49

11.   We note your disclosure that, as of April 15, 2011, there are 998,275 ordinary shares issued and outstanding. Please reconcile this statement to your disclosure on page 69 that there were 27,951,700 ordinary shares and 444,804 preference shares issued and outstanding as of April 15, 2011, or revise as necessary.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 57

Cash Flow Information, page 59

12.   We note that your reconciliation of the effect of exchange rates on cash and cash equivalents is for the nine months ended September 30, 2010 and fiscal year ended December 31, 2008, as also presented in the Form 8-K/A2 filed on April 18, 2011. Please revise to provide a reconciliation for your fiscal years ended December 31, 2010 and 2009 that are presented in the Form 10-K.

Item 9A. Controls and Procedures, page 60

13.   We note your conclusion that your disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") were effective as of December 31, 2010. Please explain to us how you considered the restatement of your December 31, 2009, December 31, 2008, September 30, 2010 and September 30, 2009 financial statements, and your lack of accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP in your evaluation of and ultimate conclusion that DC&P and ICFR were effective as of December 31, 2010. Also tell us any control deficiencies you identified and explain to us how you evaluated the severity of each control deficiency in order to determine whether it was a material weakness. Refer to Section II.B.1 of SEC Release No. 33-8810 for additional guidance.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-3

14.   Please obtain and file an audit report that contains either a manual signature or a conformed signature, and indicates the city and state where issued. Refer to Rule 2-02(a)(2) and (a)(3) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-9

(2) Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

15.   We note in response to comment 25 of our letter dated March 24, 2011 that you revised your disclosure to clarify that you bill value added taxes at the time of

sale. We further note that you continue to disclose that value added taxes are collected at the time of sales. Please revise your disclosure as necessary.

<u>(9) Contingencies and Commitments, page F-30</u>

<u>Asset Retirement Obligation, page F-30</u>

16. We note that according to the "Rules on Mineral Resources Administration" and "Rules on Land Rehabilitation" of the PRC, mining companies causing damages to cultivated land, grassland or forest are required to restore the land to a state approved by the local governments. We further note that the local governments administering the "Rules on Mineral Resources Administration" and "Rules on Land Rehabilitation" on the Company's four mines have confirmed that the Company is not required to restore or rehabilitate the two mining sites. Please confirm our understanding that you are required to restore and rehabilitate two of your four mining sites and, if so, quantify for us your asset retirement obligations and tell us how you considered the FASB ASC 410-20-50-1 and 50-2 disclosure requirements.

<u>Section 302 Certification, Exhibit 31</u>

17. We note the multiple references to the quarterly report included in the Section 302 Certifications with your annual report on Form 10-K. Please revise to remove these references from your certifications so that they conform to that found in Item 601(b)(31) of Regulation S-K.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director